February 28, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010

Attn: Nili Shah

Re:	Crown Holdings, Inc.
Form 10-K for the year ended December 31, 2004
(File Number 0-50189)

Ladies and Gentlemen:

This letter responds to the comments raised in your letter dated February 15, 2006. For your convenience, the comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2004

Financial Statements

V.   Income Taxes, page 56

1.	We note your response to prior comment 1 in our letter dated January 20, 2006. Your proposed disclosures regarding your valuation allowance tell readers why you have provided a full valuation allowance against your net U.S. deferred tax assets (e.g., recent losses and uncertainty regarding the amount of future taxable income), however, you have not provided a discussion of the assumptions used and judgments made in determining your valuation allowance. For instance, have you assumed that you will not generate future taxable income prior to the expiration dates of tax loss and credit carryforwards? If so, what is such timing and related amounts underlying such assumptions. You should discuss other material assumptions and judgments made as well. Refer to SEC Release No. 33-8350.

Following is a draft of the discussion of our valuation allowances in our 2005 income taxes footnote, with particular focus on our valuation allowances in the U.S. and France, which account for $701 million of our total valuation allowances of $749 million. We have expanded our discussion of these two countries to state that our underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. We further state that we therefore concluded that it was more likely that not that no portion of the deferred tax assets will be realized.

Draft excerpt from 2005 income taxes footnote
Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in these jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $749 as of December 31, 2005 include $569 in the U.S., $132 in France, and $48 in other non-U.S. operations.

The Company has a full valuation allowance against its U.S. net deferred tax assets of $569, consisting of $628 of deferred tax assets and $59 of deferred tax liabilities. The U.S. deferred tax assets of $628 include, among other items, $290 of tax loss and tax credit carryforwards, $211 related to pension and postretirement benefits, and $75 related to asbestos liabilities. The U.S. operations have had tax losses in recent years due, in part, to significant interest expense, pension plan contributions, and asbestos-related payments. The Company determined that a full valuation allowance was appropriate for its U.S. net deferred tax assets as of both December 31, 2005 and 2004 due to these recent losses and uncertainty regarding the amount and timing of future taxable income. Although the U.S. deferred tax assets include $231 of benefits for tax loss carryforwards that will not expire within the next ten years, our underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, that overcomes the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. As of December 31, 2005, the Company also has a full valuation allowance against its net deferred tax assets in France of $132, consisting of $169 of deferred tax assets and $37 of deferred tax liabilities. The deferred tax assets of $169 include, among other items, $134 of tax loss carryforwards. The Company’s operations in France have also had losses in recent years due to significant interest expense, foreign exchange losses and, in 2005, the payment of premiums to repay a portion of the Company’s senior secured notes as discussed in Note T. The Company determined that a full valuation allowance was appropriate for its French net deferred tax assets as of December 31, 2005 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. Although the French deferred tax assets include $134 of benefits for tax loss carryforwards that do not expire, our underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, that overcomes the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. The valuation allowances of $48 in other non-U.S. operations includes approximately $31 for tax loss carryforwards in inactive entities in Europe where there are no current tax-planning strategies to utilize the losses, $7 in other European operations, $6 in the Americas operations and $4 in Asia.

W.   Segment Information, page 58

2.	We have reviewed your response to comment 3 in our letter dated January 20, 2006 and note your belief that your operating segments are the Americas, Europe, and Asia-Pacific divisions and that your Chief Executive Officer (CEO) is your chief operating decision maker as defined by paragraph 12 of SFAS 131. However, we also note the following information:

•	Your CEO uses (i) a monthly flash report showing sales, operating income and net income for each division and additional disaggregated information for the various businesses within each division, (ii) quarterly management meeting reports to review the progress of the businesses/product lines of the three divisions with each division president, and (iii) quarterly board presentations to review the financial results of the Company, which is summarized at a company-wide, division and product line basis in his role as chief operating decision maker in allocating resources and assessing the performance of your operating segments;

•	The reports that are regularly reviewed by your CEO have discrete financial information below that of the three divisions that you have identified as your operating segments. For instance, these reports have sales and operating income, budget versus actual sales and operating income information, budget information for capital expenditures, status of price negotiations, cost reduction information, unit sales information, volume/mix change information, cash flow information and average invested capital information for the various businesses/product lines within each division; and

•	At the end of each year your CEO notifies each division president of the amount of capital they can include in their budgets and spend in the following year.

Given such discrete financial information is available and regularly reviewed by your CEO, we presume that such information is utilized by him to make decisions about resources to be allocated to the segments and assess its performance. Specifically, we assume that your CEO reviews and assesses the financial information regarding the individual businesses/product lines in his determination of the amount of total capital allocated to each division. The fact that your CEO does not directly allocate resources to the individual businesses/product lines does not preclude a conclusion that your individual businesses/product lines are operating segments as defined by SFAS 131. Based on this information, it appears to us that the businesses/product lines of the three divisions are operating segments as defined by paragraph 10 of SFAS 131.

In response to the request in your letter of January 20, 2006 we provided to you three reports that our Chief Executive Officer uses in his role as the chief operating decision maker: (1) the monthly flash report (Attachment A to our prior response); (2) the quarterly board presentation (Attachment B); (3) the quarterly management meeting presentations for the Americas, Europe and Asia Divisions (Attachments C, D and E).

Organization Structure As described in our prior response, our CODM manages the Company at the division level which is consistent with:

•	our organizational structure, including a president and chief financial officer of each division,

•	the manner in which our incentive compensation system is structured which is tied to division (rather than total company) performance for our division presidents.

Although additional information at the business unit level is available to the CODM as part of our regular internal reporting cycle (which has many purposes beyond providing the CODM the information necessary to assess performance and allocate resources), as more fully described in the remainder of this response, that additional information is not used by our CODM in fulfilling his responsibilities.

Reported Information
The following discussion focuses on the information contained in each of the reports previously furnished to the Staff and the information which is relevant to the CODM and that which is not.

The monthly flash report includes a summary page containing the sales, operating income and net income for each division, as well as four additional pages of disaggregated information by business unit. In assessing performance and allocating resources, our CEO uses the summary page of the flash report as a basis for further discussion with the division presidents regarding the financial performance of each division. Other recipients of the same flash report include the Vice President Corporate Controller and the Senior Vice President Finance who use some or all of the disaggregated information in fulfilling their responsibilities. Although we have not in the past created unique flash reports based on the specific information needed by each recipient, because the additional disaggregated information is not used by the CODM, effective immediately we will create a flash report specifically designed for our CEO’s information needs, which will only contain division summary information.

The quarterly board presentations show information only at the division or total company level and do not include any disaggregated information by business unit. We note that paragraphs 13 and 70 of SFAS 131 state that enterprises may produce reports in a variety of ways, but the set of data provided to the Board of Directors is generally indicative of how management views the enterprise’s activities. We believe our quarterly board presentations are indicative of how our CEO views the Company.

The information presented by the division presidents at the quarterly management meetings is primarily organized to discuss the issues facing the division as a whole, and is not organized to separately discuss each business unit on a stand-alone basis. For example, the presentations we provided to you are organized to review issues such as revenue, profitability, pricing, sourcing, capital spending and cost reductions with discrete information, in some cases, provided by business unit for context to those discussions. In particular, we note that the three quarterly management meeting presentations that we previously provided to you (Documents C, D and E, in our prior response) contain information on business cash flow, economic profit and operating income. The European Division (Document D) and Asia Division (Document E) presentations include business cash flow and economic profit at the division level only with further business unit detail provided for operating income. The Americas Division presentation (Document C) includes further business unit detail on all three metrics. We acknowledge that these presentations, in some cases, include detail below the level required by our CEO in his capacity as CODM and, as a result, will conform the presentations, effective immediately, to eliminate business unit detail for business cash flow, economic profit and operating income as this detailed information is not utilized by our CEO to assess performance and allocate resources.

CEO Perspective
Because we do not maintain minutes of the quarterly management meetings that could further demonstrate that our CEO does not use the business unit financial information to assess performance or allocate resources or to make operating decisions at the business unit level, we provide below relevant commentary from our CEO on the information he uses to allocate resources and assess performance of our operating segments - the Americas, Europe and Asia Divisions.

•	I assess performance of the division presidents and allocate resources to the divisions based on the overall financial performance of each division in relation to three key metrics: business cash flow,(1) economic profit,(2) and segment/operating income.

•	Our division presidents’ incentive compensation is entirely based on business cash flow and economic profit of the respective division. I allocate capital to each division annually based on the overall performance at the division level. Allocation of capital and establishments of performance metrics within the divisions are the responsibility of the respective division presidents.

•	In addition to the structured quarterly meetings with the division presidents, I also routinely speak or meet with each division president to discuss the division’s progress and performance.

(1)	We define business cash flow as the sum of cash from operating activities and cash from investing activities.

(2)	We define economic profit as net operating profit after tax less the cost of capital employed.

Conclusion
Given our prior disclosures and the information provided to the Staff, we understand why you may have had concerns over our conclusions regarding the determination of our operating segments. However, we respectfully request the Staff’s consideration of the practical reality that not all of the information received by the CEO is germane to the role of CODM. We believe that our response to the Staff’s specific concerns, as well as our commitment to modify information provided to our CODM demonstrates that our determination of our operating segments is appropriate and in accordance with SFAS 131.

We would like to arrange a conference call, if necessary, to discuss any further comments you may have and will contact you on Friday, March 3, 2006 to determine the need and best timing for such a call.

3.	Please reconcile for us the “segment income” you have presented in Note W to your financial statements to the operating income information provided in the reports regularly reviewed by your CEO. Help us to understand the appropriateness of reporting “segment income” as your measure of segment profit or loss in accordance with paragraph 27 of SFAS 131 since we do not see such measure presented in the reports you have provided to us.

The primary difference between the segment income that is reported externally, and the operating income that has been presented in the reports we have provided to you, is that operating income excludes restructuring charges and segment income is after restructuring charges have been deducted. In other words, segment income equals operating income less restructuring charges.

We use operating income in our internal reports because we do not want to distort the comparisons to the budget and prior years with restructuring charges that are not budgeted, occur irregularly, and may be significant. These charges are typically separately discussed with our CEO by our division presidents as they occur or are being considered. Although they do not occur monthly, restructuring charges do occur in most years and are a cost our CEO considers when allocating resources and assessing performance.

4.	Reconcile for us the product sales information you have presented in Note W to the businesses/product lines of the divisions presented in the reports regularly reviewed by your CEO.

A reconciliation of the product sales information we have presented in Note W of our amended Form 10-K for the year ended December 31, 2004 to the business units presented in our internal reports is provided supplementally as Document A.

Pursuant to Rule 83 under the Freedom of Information Act (“F.O.I.A.”), the Company is requesting that the Commission treat the supplementary information provided with this correspondence confidentially, notify the Company and Company counsel of any F.O.I.A. request with respect to such materials and allow the Company the opportunity to oppose such disclosure. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, this letter and the supplementary materials shall not be deemed filed with the Commission and the Company requests that the information provided supplementally herewith and any copies of such, to the extent possible, be returned to the Company as soon as the Staff has finished its review of such information.

If you have questions regarding this matter, please contact the undersigned at 215-698-5341.

Very truly yours,

/s/ Thomas A. Kelly

Thomas A. Kelly
Vice President and Corporate Controller